Filed by First PacTrust Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934
Subject Company: The Private Bank of California

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

FIRST PACTRUST BANCORP, INC.

Moderator:    Gregory Mitchell

August 22, 2012

11:30 a.m. PT

Operator:               Good morning, my name is (Joanne) and I will be your conference operator today.  At this time, I would like to welcome everyone to the First Pact Bancorp Investor Presentation conference call.

                              All lines have been placed on mute to prevent any background noise.  And after the speakers’ remarks, there will be a question and answer session.  If you would like to ask a question during this time, simply press star then the number one on your telephone keypad.  If you would like to withdraw your question, press the pound key.  Thank you.

                              Richard Herrin, you may begin your conference.

Richard Herrin:     Thank you.  Good morning, everyone, and thank you for joining us on today’s conference call.  With me on the call today is First PacTrust Bancorp’s Co-CEOs, Gregory Mitchell and Steven Sugarman; our President and CEO of Beach Business Bank and President of the First PacTrust Bancorp, Robert Franko; and David Misch, CEO of Private Bank of California.  Also on the call with me is Marito Domingo, our CFO, and John Grosvenor, our General Counsel.

                              Today’s conference call is being recorded and a copy of the recording will be made available later on the company’s Investor Relations Web site.  Before I turn it over to Greg and Steve, I would like to remind everyone that as always, elements of this presentation are forward-looking and based on our best use of the world and our businesses as we see them today.  Those elements can change as the world changes.  Please interpret them in that light.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

                              The forward-looking statements in today’s 8K filing also applied to our comments today.  That document is available on our firstpactrustbancorp.com Investor Relation Web site, as are other 8Ks filings regarding investor presentation materials and other matters.

                              We will have time for our Q&A at the end of the presentation.  And now I turn it over to Greg Mitchell.

Gregory Mitchell:  Well, thank you very much, Richard.  And good morning and good afternoon to all who’ve called.  I very much appreciate your interest in PacTrust Bank.  And I hope by the end of this call, you share my interest and excitement about some of the things that we were going to chat with you about today.

                              Clearly it’s an exciting day for First PacTrust Bancorp and our shareholders.  And I want to begin this call by welcoming our newest members to the First PacTrust Holding Company.  First, as many of you know I’ve been working closely with Steve Sugarman since we both joined PacTrust in November of 2011.  Steve was also very much instrumental in the initial recapitalization of First PacTrust in – through 2010 and parts of 2011.  So he knows our company well.  In addition, Steve has headed our Director Strategic Planning Committee and worked with me and really each of our strategic acquisitions and capital raises.

                              So you know my view is and the board’s view is based upon the solid level of growth that we’ve experienced in PacTrust and the numbers of strategic opportunities that exist in the market.  We wanted to formalize the working relationship that exist between Steve and I and split the duties of the CEO to reflect on Steve’s expertise in the strategic planning and capital markets activities and others, and giving me additional time to focus on integration and the core activities of the bank.  I think this will work well for the benefit of the organization and it’s expected to work well for our shareholders as well.

                              So I’m going to continue to be focusing on bank and holding company activities but don’t think you’re getting rid of me as a result of this split.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

                              Additionally, it really delights to welcome John Grosvenor formally to the management team of PacTrust Bank.  John is somebody that I’ve known for probably 15 years and have incredibly high regard for.  And John will be stepping into the role as General Counsel for First PacTrust Bancorp.  The level of capital raises that we’ve been doing, strategic initiatives and other activities, it’s also appropriate for PacTrust to have a strong leader in that position.  And I welcome, John and Steve, and think that the company will be well served by having their strength and leadership with the holding company.

                              So now turning to today’s announcement, I think you’ll find on our Web site a PowerPoint presentation covering many of the items that Bob Franko, Dave Misch, and I hope to share with you over the next few minutes.

                              Clearly we’re excited to bring the Private Bank of California into the PacTrust family, merging it into a Beach Business Bank and really at the closing of that transaction, changing the name of Beach Business Bank to the Private Bank of California.  Interestingly, once that transaction closes, the Private Bank of California/Beach will hold an excess of $1 billion in assets and First PacTrust on a consolidated basis will exceed $2.2 billion in assets.  So, that’s sort of proof of our plan of executing own growth.

                              As part of the deal, we’ll be paying shareholders of Private Bank of California about $50 million.  Approximately 25 million of that will be paid in cash and 25 million are shares at First PacTrust common stock valued at $12 a share.  Importantly, and I think everyone should focus on this, the stock component of the transaction results in the First PacTrust maintaining strong capital ratios pro forma with (inaudible) equity in excess of 13 percent.  Additionally, the fix stock price consideration means that the deal is fully financed with certainty concerning your cost of capital.  And I think all of you agree that that’s important.

                              Also, it’s important now to Dave Misch, who’s the CEO of Private Bank of California, as well as Richard Smith, who is President and Nick Zappia, EVP have entered into agreement to stay with PacTrust on a pro forma basis.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

                              As you learned, Private Bank of California is really a relationship-based bank and it was important to have people with great relationships committed to the deal and committed to PacTrust Bank.  And I’m really delighted to have those guys on board.

                              Also importantly, Dave Misch will be assuming role of Chief Credit Officer at our holding company.  This is an issue that I think the Fed and all regulators are looking for growing banks like PacTrust to have in place.  And quite frankly, I can’t think of a better person to have in that slot given Dave’s experience in a very senior role at Mellon Business Bank, he’s perspective on the really old facets of community banking.  So I’m very, very excited about the addition of Dave to that team.

                              So with that, I want to turn over to briefly cover our press release and then turn on to the PowerPoint.  Again, summarizing on a pro forma basis, PacTrust will emerge from this merger with about 2.2 billion in assets, 22 offices in Southern California and 23 loan production offices in California, Arizona, Washington, and Oregon.

                              So if you think about this, you’ll see retail banking from the Mexican border to Santa Monica, from the ocean east to the (inaudible) Empire and full service lending activities running from the Mexican border to the Canadian border and inland into the deserts of Arizona.

                              And certainly with our recently closed Mission Hills Mortgage Bankers, PacTrust now has a nationwide lending activity largely through our lender’s direct subsidiary.  So I think very positive pro forma benefits.  Clearly strategic, clearly this is financial and clearly we think it’s a great cultural fit for PacTrust Bank.

                              One of the other things that we’d strive to do and I think you’ve all applauded in the past is really change the mix of liabilities and change the mix of loans with our portfolio.  I’m very excited about what Private Bank of California brings to our liability franchise and our loan portfolio.

                              So with that, I’m going to turn your attention to the deck.  So if you’d go to the PowerPoint presentation that was provided.  Rather than spending a lot of time on this chart, I’ll note that if you look at our performance from 2010 to 2012, yes, we’ve been successful in transforming PacTrust acquiring Gateway Business Bank, acquiring and closing on Beach Business Bank, and now acquiring the Private Bank of California.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

                              And the guidance we’ve given to the street is that we hope to have roughly 20 percent organic growth and one to two acquisitions aggregating more than $500 million per year.  So the inclusion of Private Bank of California meets that 2012 objective.  And if you look at our performance on organic growth from PacTrust, I think you’ll find some good information there.  So I’m very pleased with how this lays out and how it furthers our strategy of executing our growth.

                              Page three of the presentation is a transaction overview.  As I noted earlier, this represent a whole company acquisition of the Private Bank of California by Bank – by Beach Business Bank, renamed the Private Bank of California.  Shareholders received $13 a share.  Rich Pachulski, who’s a successful business person and attorney in the Los Angeles area, deep relationships in that market, has agreed to step on as chair – to chair a newly-formed advisory board.  We think – we look forward to leveraging his expertise and leveraging some of the relationships that exist in the market to further expand the Private Bank of California and PacTrust franchise.

                              As noted earlier, Dave Misch will join us as Chief Risk Officer at First PacTrust Bancorp while retaining his role in the near term through closing as President/CEO of Private Bank of California.  So he’ll continue to provide strong continuity of leadership until we bring this transaction to closure.  And then finally, Richard Smith and Nick Zappia, big producers, well known guys in the Los Angeles market are going to stay with us.  And we look forward to leveraging their relationships by bringing many of the products and services that PacTrust, that Beach currently offers.  I think that we can get some great strategic synergies there.

                              And due diligence here, very heavy due diligence, a mutual review of credit, financial and regulatory of both institutions, clearly with the capital structure that we articulate earlier, there are no financing contingencies involved here.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

                              The transaction has been approved by the Boards of Directors of First PacTrust Bancorp, Beach Business Bank and the Board of Directors of Private Bank of California.  It is subject to approval of the shareholders of Private Bank of California and subject to the approval of other respective regulators.

                              In the timing, we expect this transaction to close during the second quarter of 2013.  And one of the things that we’ve been surprised by and we’ve articulated to these calls is the time that it’s now taking for regulatory transactions to close.  So rather than assumed a level of optimism, we’ve decided to be little more circumspect in predicting those times which is why we’re providing guidance towards the second quarter of 2013 for a closing.

                              So with that, I’d like to turn it over to Bob Franko and Dave Misch to talk about the transaction rationale.  Bob.

Robert Franko:      Thanks, Greg.  Yes, thank you very much.  And welcome, everybody.  I would like to say that it’s almost exactly here to the date from the time we announced our transaction last year when our First PacTrust was going to acquire Beach Business Bank.  And I was going over this transaction this morning talking to some of our folks.  And one of the things that I told them was that it was our desire to match up with a very successful public company.  And I think that we see the same thing here.  I think Dave will speak for himself, of course.

                              But you know I think that this was an opportunity for a merger with one of the finest in my view, one of the finest commercial banks in Southern California.  I’ve known this bank since it was organized.  In fact, I was a shareholder from the point and at the time of organization.  I have a lot of respect for the people here.  I’ve known and work with Richard Smith before and I met Dave when he first came in to town as the CEO of this bank and have developed tremendous mutual – I hope mutual but a tremendous respect for him.

                              The transaction is consistent with First PacTrust stated objective of expanding in Southern California community banking franchise particularly the C&I and commercial banking franchise.  And I would say that Private Bank does an excellent job of that in my experience.  And in terms of the due diligence as we were going through it, we found that to be the case just over and over again.  They do a great job.  They underwrite their credits well.  They know their marketplace.  And they have tremendous customer based.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

                              So, we found that to be an outstanding organization.  We felt that it transforms and strengthens the First PacTrust with increased in scale, gives us a strong entry into the Private Banking market, the Westside market particularly in L.A.  That is – that has their many of unique characteristics about dealing with the – both the depositors and borrowers in that marketplace.  And they have a depth of experience in all levels of the organization.

                              They do a tremendous job of small and middle market lending.  They have not had SBA product.  And we believe that the addition of Beach Business Bank SBA product into Private Banks, small business market will be a tremendous addition to both organizations.

                              They also are in the entertainment banking business, although, that’s – it’s more dealing with folks who are players in that industry as oppose to financing individual films, I think.  It gives us an opportunity to expand our relationships and presence in the valuable West L.A. markets, Beverly Hills, Century City, Brentwood, and Santa Monica.  We had some penetration there.  We think that we will, we Beach Business Bank will be able to add to Private Banks penetration into the South Bay market all the way down and then jointly together in Orange County where we both have offices.

                              Price to tangible book compares favorably with other organization – other recent transactions.  We think it’s very much of a win-win transaction for both sides.

                              And we expect it to be immediately accretive to First PacTrust earnings per share as soon as the transaction closes.  And as you can see or see later on in the deck, tremendous deposit mix, great deal of DDA, non-conspiring DDA really helps to present the kind of a deposit based that we would – we’ve tried to get, we’ve tried to organize and develop ourselves or grow organically.  But this gives us an opportunity with the single transaction to really take a step to the next level.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

                              Our customers and communities overlap in some cases and are very complementary in other cases.  But we think that’s going to be a great addition.  I mentioned that I know – I’ve known Richard Smith for many years and know Nick Zappia and David Misch from recent years.  And I think that they will – we will together as a great team working together with an expanded list of products we can offer to the clients on both sides.

                              At this time, I’d like to turn it over to Dave and let him talk a little bit about the transaction from his perspective and any other thoughts that he might have.

David Misch:        Yes, I would – I’m actually more excited than you guys seem.  But – and the reason why is that you know as I think in the way the banking work it is these days, you have to get big and you have to get big quick if you want to be one of the winners.  And I think while the Private Bank of California has done a great job over the past seven years and it was getting increasingly clear to us and we had ambitions and do have ambitions of being a much bigger institution, 2-billion, 3-billion, 5-billion type organization.  And I think the winners in this market are going to pick the right partners for each other.

                              And what I’m very excited is about, I think, that the Private Bank of California, First PacTrust do make great partners.  Like Bob has talked about kind of the complementary of our geographies, the complementary of our products.  We like having the half of First PacTrust behind us as we approach you know wealthy individuals in the Western Los Angeles and the business banking clients that we target.  As Bob talked about, the SBA products set commercial real estate.  First mortgages are all going to be products that are going to be very attractive to us.

                              The other thing that’s attractive to all of us at the Private Bank of California of being part of the First PacTrust family is we like the entrepreneurial spirit of the organization.  We like the management, we like the players.  As Bob mentioned, we know each other for quite some time.  Greg and I have known each other since we’ve been in L.A.  And most recently, I met the owners of First PacTrust and we were very jazzed to be with you know Sugarman, Seabold, Chrisman, Franko, Mitchell, et cetera.  We think it’s going to be a great team.  We’re very, very excited and I can tell you from my meetings with my staff this morning, they are as well.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

                              All the banks that are kind of like us have to figure out a game plan like this.  We’ve been very fortunate in this transaction, I think, to find the right course to hitch our wagon to.

                              Greg, (turn it back).

Gregory Mitchell:  Well, thank you, Dave.  And we’re – we really are delighted to bring Private Bank in the family.  And we share your view and please convey it to all the staff at Private Bank how excited we are to bring them into the PacTrust family.  And they’ll learn more about that as we go.

Male:                     (Inaudible).

Gregory Mitchell:  David, it may be helpful for you…

                              (Inaudible).  David, it may be helpful if you provide just a little bit of historical overview and some of the financial metrics of Private Bank which is led by…

David Misch:        Yes, sure.  We were started seven years ago by a couple of guys on the West side, Rich Pachulski, who we mentioned is going to be on our advisory board, Stewart Reuben, who is a prominent developer on the west side, and Richard Smith, who is our President.  Obviously, two of those three are going to stay with the company.

                              The bank started out on the west side.  And as you can imagine, west side Los Angeles, Brentwood, Santa Monica, Beverly Hills, et cetera, et cetera, et cetera, it’s a lot of high wealth, high net worth individuals, rich people that do stuff.  When they hired me to – and so up until two or three years ago, the bank was very much focused on entertainment which is the business manager and the business, as Bob said, the private banking with the rich guys, et cetera.  There aren’t many (inaudible) vendors, there aren’t many distributors, there aren’t many those kinds of type businesses on the west side.  And one of the reasons I was brought here was to diversify that market.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

                              We’ve done a very good job of diversifying that over the last couple of years.  Nick Zappia who is going to be with the new company and is very, very excited to do so has – oh, and he worked with me at (Unions Bank), before that at First Business Bank.  And we’ve done a good job of expanding into various markets, Hollywood, downtown L.A., Orange County in addition to Century City.  So those are kind of the geographies we’re in.

                              In terms of the businesses, as I said, we are private clients and privately held companies.  And that we have a three business lines, private banking, business banking, and entertainment.  Total assets now, I’m being you know are circa 650, that kind of thing.  We’ve doubled the bank over the past couple of years.  Loan deposit ratio is 60 percent, very low cost of funds.  And we think that as being part of larger organization, we can continue to grow more rapidly.

Gregory Mitchell:  Great.  Thanks, Dave.  Those of you will turn to page six.  And I’m – rather than read this, I kind of just kind of highlight some key elements.  It’s clearly beneficial to the First PacTrust Bancorp.  I think you heard that in both Dave’s and Bob’s comments, as well as some of my earlier remarks.  Their capital is positive, asset quality is quite good.  We’re happy with some of the management changes.  As noted below, we expect earnings increased of about $5 million in 2013 well assuming some relatively moderate cost saves.  About $3 million in deal expenses and a very attractive tangible book value earned back period.

                              I know some folks are – have questioned in the past, are willingness to do deals that may be diluted to tangible book value.  This is – but because of the strength of the earnings coming out with modest assumptions, we think that the – and the quality of the franchise that we’re picking up here, we think the low level of tangible book value and delusion had really very short-term payback period warrants about delusion.

                              Finally, the shareholders of Private Bank will get the $13, 50/50, essentially cash and stock, a good premium for the shareholders of Private Bank of California.  And we think a very good benefits to the customers, communities and shareholders in both institutions.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

                              And, again, I’m delighted to have the team on board.  And then finally, other announcements, as I mentioned earlier, Steve Sugarman has joined me as the Co-CEO of the holding company.  John, we’re delighted again to have as General Counsel.  Jeff Seabold, who has deep experience in the mortgage banking space, I’m delighted to bring him back to the board of PacTrust Bank particularly after we close the acquisition of Mission Hills Mortgage Bankers and Gateway Business Bank last Friday.  Jeff has a lot of expertise in the mortgage.  So we welcome him back to the board and look forward to leveraging his expertise.

                              Finally, as noted earlier, we announced the formation of advisory board for the holding company to leverage off experience of great committee leaders.  And we’re certainly happy to have Mr. Pachulski as the new chairman of that organization.

                              So just to summarize on page eight, immediately accretive, short payback period that provides with access to customers and markets that we do not have access to and it would have taken as a long time to build in to those markets, picking up great people who know those – know those markets and have great reputations.  And, obviously, we think it adds significantly to the valuation of the company, our pro forma base as a result of the quality of deposit mix, quality of the loan mix, quality of people.

                              And, again, yes, we’re delighted and honored, quite frankly, to be able to continue to execute on the strategy of growth and, I think, do it in a qualitative fashion.

                              The appendix, you all can look at your leisure.  And rather than sort of waste additional time flipping through pages, I’d like to open the lines up for questions from each of you.  And hopefully we can amplify on some of these benefits in response to those questions.  So, operator, if you’d please open the call.

Operator:               OK.  At this time, I would like to remind everyone in order to ask a question at this time, please press star one on your telephone keypad.  We’ll pause for just a moment to compile the Q&A roster.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

                              OK, your first question comes from the line of Brett Rabatin from Stern Agee.  Your line is open.

Brett Rabatin:       Good morning, everyone.

Gregory Mitchell:  Good morning, Brett.

Brett Rabatin:       Congratulations.  It looks like a – it looks a nice transaction.  I wanted to – I wanted to ask – I guess, first, just one housekeeping issue, the 5 million of earning power in 2013, I assumed that’s kind of a pro forma for the full year rather than the back half of the quarters.

Gregory Mitchell:  Yes.

Brett Rabatin:       OK.

Gregory Mitchell:  We’ll provide some additional color on timing later certainly as we’re closer to the transaction.

Brett Rabatin:       OK.  And then do you guys have an IRR calculate for the sale or have an estimate of what you think the range might be?

Gregory Mitchell:  Well, we think the IRR on this deal is in excess of 15 percent.

Brett Rabatin:       So is that leverage or is that just a…?

Gregory Mitchell:  Straight.

Brett Rabatin:       OK.  And then I wanted to get maybe some additional color on the Co-CEO roles that you guys have decided to do.  Maybe you can provide a little more color around just if this indicates a change in your strategy going forward.  Or can you give, maybe, some more color around the Co-CEO roles?  That’s a little bit unique for the environment.

Gregory Mitchell:  Well, it is – it is – it is unique and I think it’s something that you know Steve and I and the board can find the way to work through her constructively as we have in the past.  One of the things that’s happened as a result of PacTrust’s sort of rapid rate of growth at the core bank and at the subsidiaries is a need for additional resources.  And I think one of the things the board chose to do a couple of years ago is form a strategic planning committee which focused on evaluating strategic options, assisting management and identifying capital sources, being involved in those capital risk transactions, and providing some additional insights and to capital markets, strategic initiatives.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

                              And quite frankly taking some of the load off of the management because clearly PacTrust has had a lot going on.  Steve has had the role as chairman of that committee really since November of 2010.  And I think has done a good job in driving that.  So in recognition of the fact that I will be spending additional time – I need to spend additional time focusing sort of continued operation in building the bank, integrating these acquisitions and other activities or sort more formalizing a structure where Steve you know continues to deal with those strategic initiatives, some capital markets activities.  And then as we look at non-bank opportunities and we’re seeing those in the market as well, Steve would take the lead on opening up those channels and pursuing those activities.

                              So the desire here is to leverage expertise and to have sort of clear lines of communication at the cost of Steven and I to work effectively as a team.  And I’m certainly excited to make that happen.

Brett Rabatin:       OK, great.  Thanks for the color.

Gregory Mitchell:  Thank you.

Operator:               OK, your next call – question comes from the line of Joe Gladue from B Riley and Company.  Your line is open.

Gregory Mitchell:  Good morning, Joe.  How’s Baltimore today?

Joe Gladue:           It’s pleasant today.

Gregory Mitchell:  Good.

Joe Gladue:           And I’ll add my congratulations as well.  First off, let me just make sure I understand the pricing.  You know given that this you know may take you know until the second quarter of next year to close.  You know is there – you know if there are changes in the stock price, does that change the stock component of this deal?  Or you know is that pretty much set in the stone?

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

Gregory Mitchell:  It’s pretty set in the stone.  I mean, we’ll get – we’ll collectively get the benefit of our increased capital on their capital on a pro forma basis.  So if you’d look at the map you know overtime assuming our capital levels increased, our tangible book levels increased, and certainly with some guidance we’d given on Beach and Gateway, that should happen.  So our tangible book value rises.  Their tangible book value should also rise based upon earnings.  So you end up looking at the time the transaction closes, a lower level of you know price to tangible book.

Joe Gladue:           OK.  All right.  You know given that – I guess, you have Private Bank has you know good percentage of non-interest bearing deposits but you know it looks like you know less asset generation capability and higher percentage of securities in the portfolio.  Will there be some balance sheet changes you can do with the combination that would improve the net interest margin more than just the – than would just be expected from the straight combination of the two balance sheets.

Gregory Mitchell:  Yes, I’m glad you raise that, Joe.  I mean, one of the things we provided insight on on the acquisition of Gateway is that it had a balance sheet that was really out of balance.  And by merging Gateway and the PacTrust, we were able to improve earnings.  I think PacTrust has demonstrated good asset generation capabilities so we hope to leverage the resources of the whole company to sort of offset some of the strengths that exist within each of the subsidiaries.  I think to their credit, Private Bank of California has had exceptional skill and success in growing deposits.  It’s certainly been a more challenging environment particularly in that the higher net worth space for lending.  And rather than chase all the deals you know they were prudent enough to put it in securities.

                              Yes, we’re now in a position to be able to use some of that available liquidity to further enhance their net interest market.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

Joe Gladue:           OK.  Ultimately, do you think you clearly Private Bank has had a lower net interest margin than First PacTrust?  Do you think that you can shift things around enough that it might not be you know a drag on the net interest margin?

Gregory Mitchell:  By the time the transaction closes, I think we should – we should be able to do that.  I think there are some opportunities for lending the Private Bank of California can pursue.  And certainly we’ll – within the confines of regulatory limitations because we’re not in control of Private Bank and won’t until the transaction closes.  We’ll work with them to find opportunities to prudently to enhance that margin so that it’s not diluted.  I think that’s where you’re going on this.

Joe Gladue:           Yes.

Gregory Mitchell:  So that it’s not diluted to the net interest margin of PacTrust.

Joe Gladue:           OK.  Just – I know it’s you know pretty early and long before the deal closes but given the you know the good asset quality that the Private Bank appears to have, I would expect a you know any fair value marks would be fairly low.  Did you have any initial estimates on that or any comment?

Gregory Mitchell:  Yes, we’ve actually – we’ve actually completed that work and I think this goes to Bob Franko’s comments earlier, the quality that we found within their portfolio and the pricing showed pretty low levels of fair value marks on the low-end portfolio.  They’ve done an excellent on their securities portfolio so their fair value benefits in their securities portfolio.  And because of the mix of their liability base and very low cost of funds, the level of the core deposit tangible is higher than you might see in other transactions.  And, obviously, we can expense and amortize that core deposit tangible, which keeps pro forma goodwill relatively low.

Joe Gladue:           OK.  All right, that’s all I have.

Gregory Mitchell:  (Inaudible), Joe?

Joe Gladue:           Yes, it is.  Thank you.  That’s all I had.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

Operator:               OK, your next question comes from the line of Andrew Reese from Sandler O’Neill and Partners.  Your line is open.

Andrew Reese:     Good morning, everyone.  Congratulations.

Gregory Mitchell:  Hey, good morning, Andrew.

Andrew Reese:     So just following up on Joe’s questions here.  To get to the $5 million of expected earnings accretion, am I right in understanding that just using PacTrust asset generation and then deploying the liquidity you get from that?  That’s take you to the 5 million.

Gregory Mitchell:  Well, it’s a combination of that.  There’s also a modest level of cost savings in the transaction.  It’s not baked in heavy cost savings in 2013 because we don’t want to sort of screw up the franchise.

Andrew Reese:     Right.

Gregory Mitchell:  So it’s a combination of synergies from introducing things like PacTrust mortgage product which is a jumbo mortgage product into the customer based Private Bank of California.  We’ll create some additional revenue for both companies introducing some of the SBA products of each business bank into Private Bank of California.

                              And working, again, within the confines of the wall working with Private Banks management to sort of see other opportunities to you know perhaps better or loan and deposit ratio and widen the margin.

Andrew Reese:     Great.  Thanks for that.  It’s helpful.  Then one last follow up question, do you say earlier that Steven Sugarman is going to help look at non-bank opportunities?  I’m not sure if that’s what I heard.  Is that…

Gregory Mitchell:  Well, we’ve had – yes, there’s some interesting things you’ve seen in the market.  I think we disclosed in the first quarter that you know we did a portfolio (REIT-performing) mortgages that had a strong yield.  And we think over the estimated life of that portfolio and enhanced yield.  That’s the type of product that was really sort of a non-traditional activity that PacTrust was able to look at, seize and make some money out of.  So I think Steve will continue to explore those types of things as well as potential you know other business ventures that the holding company could pursue versus the subsidiary banks which would offer the holding company additional revenue to cover its operating expenses.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

Andrew Reese:     It’s possibly like asset based lenders, something like that?

Gregory Mitchell:  Well, I think there’s a lot – there’s nothing specific on the table at this time, Andrew.

Andrew Reese:     OK.

Gregory Mitchell:  I think there are a lot of – there are a lot of interesting opportunities out there certainly.  And I’m not suggesting this by giving this example but certainly you’ve seen the you know Pac-West or Pac Western acquiring some factoring businesses and some asset generation capabilities.  But those are sorts of non-trad – typically non-traditional for most community banks.  I think that might be you know sort of an example.  But, again, I don’t want to…

Andrew Reese:     OK.

Gregory Mitchell:  I don’t want you to think that we’re going there.

Andrew Reese:     Right, right.  Thank you.  And again, congratulations.

Gregory Mitchell:  Thank you very much, Andrew.

Operator:               Your next question comes from the line of Gary Tenner from D.A. Davidson.  Your line is open.

Gary Tenner:         Thanks, good morning.

Gregory Mitchell:  Hey, Gary.

Gary Tenner:         Just had a question as it relates to the combined balance sheet of the companies and I think you sort of alluded to this, Greg, but as it relates to the excess deposits that come over with the Private Bank balance sheet, would you seek to be more aggressive on the legacy deposit based and reduce those deposits?  Or would you look to have the combined balance sheet really be a you know aggregate balance sheet and just seek to change the asset side of the acquired balance sheet?

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

Gregory Mitchell:  Well, I think that once – we can’t do anything until the transaction closes so we really can’t share the deposit relationships between the two institutions.  And the Private of Bank of California, PacTrust Bank and Beach Business Bank all need to maintain solid liquidity discipline.  But I think once the transaction closes and the new Beach which is Private Bank of California is within the family, yes, we’ll be able to do some very interesting things to help us continue to drive down the funding cost and enhance the mix.  If you recall one of our longer term strategies here and I’m particularly delighted of the success that our retail banking team has had on this.  But the long-term has really been to push out as much of the time deposits as possible from the books of the old PacTrust and move to a place where we’re much less – much less sensitive to a rising rate environment.  And I think we’ve done a pretty good job at that.

                              And if you look at the tables within the investor presentation, you’ll see some pretty dramatic shifts in the mix of liabilities.  So that at the point in time when rates rise, and I don’t know when that is but I do now they will rise from where they’re at, PacTrust should enjoy an enhanced net interest margin.  And we think that benefit will be very good for our shareholders but also as we build something that has true franchise value and really truly is deserving of high PE multiples based upon our sort of standard conversations with you guys.  And we think that the banks that have good stable funding mixes and good asset generation capabilities with strong margins are going to be well rewarded.

                              So we think we’ll win.  Probably more information than you wanted in that question and hopefully it’s responsible from responses.

Gary Tenner:         Yes, it is, thank you.  And then just a second question for Dave.  Maybe you could talk about the lending opportunities that you’ve seen you know in your primary areas of lending and kind of you know where the chances are and where the opportunities are.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

David Misch:        Yes.  I mean, I – our typical lending relationships have been with wealthy individuals who may want to home equity line to buy a piece of property, to get a line on their existing house, they knock down – they buy the property on the beach, they knock it down, they build on it.  That’s the kind of thing we would do.  Or an unsecured line with liquidity covenant.  On the business side, it is you know your typical $3 million to $5 million total exposure working capital line, accretive line maybe an unoccupied piece real estate, those kinds of things.

                              In all cases, we bank you know kind of the business through to the individual, the customers take care of themselves, you know, it’s one relationship and that’s kind of the strength we bring to the table.  We are very excited about being able to do SBA loans.  We do none of that.  Somebody alluded to (First Mortgages).  We’ve avoided doing transactions that are (hum) to qualify and because of the regulation and reporting that’s attached to that.  We do a little bit of CRE, but not a lot.  I mean, again, it’s for wealth individuals.  We’re not doing pure real estate development types.  So those are some of the kinds of things we can take advantage of being part of combined entity.

                              The other side and I don’t you know I’m going to be the Chief Risk Officer, I’m not going to let this happen.  But you know we do see opportunities where there are really good companies, are really rich person that needs a number that’s bigger than the kind of the $5 million that we want to lend.  And there are going to be some of those opportunities that are going to make sense too.  So there are a lot of things on the lending side that are going to be positive from our perspective.

                              But the nice part about our model and Bob’s speech business bank fits in very well with this is that unlike some of the other banks in Southern California that are very much business banks, they are very strictly business banks, we are Private Banking, entertainment banking and business banking.  So when we’re dealing with the center of influence like an attorney or a lawyer or something you know they may want more than one solution for more than one customer.  And their relationships and their ability to find a solution for that customer stopping at one reliable source of credit and banking services valuable to them to that relationship.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

                              So with – you know some of the things Bob is going to be able to provide to us in terms of greater distribution and the different types of product sets that both Bob and the parent are going to provide, we see a lot of opportunities that are peers are going to be able to avail themselves.

                              I’ll just give you a quick little anecdotal story.  You know we opened up Orange County, oh and let’s say, 30, 60 days ago.  And the guy hired to run that is the business banking specialist.  But where he came from – and he would run across Private Banking relationship because you can imagine Orange County there are a lot of rich people in addition to a whole bunch of businesses.  And his prior organization was about interested in doing that.

                              Well now, when he talks to a law firm and they have a business banking transaction, he can do it.  But if they have a rich guy that wants to knock down a home on the beach and build something, we can do it for him.  So – and in fact, the first couple of deals that we did in Orange County were not business banking deals, they were Private Banking deal.  So just to kind of – and you know and they’re kind of delighted that they have the flexibility to toggle based on kind of the opportunities they see in the market at that time.

                              So it’s those kinds of things, it’s additional products, it’s a little more heft, it’s a little more credibility, all those things provide opportunities from us in our lending.

Gary Tenner:         All right, thanks for taking the questions.

Gregory Mitchell:  Yes, one of the things I just want to sort of touch another piece and this gets back to the deposit side.  You know private back through Richard Smith and others has really developed a lot of great relationships with people on the entertainment industry and business managers and others.  And Private Banks developed a very interesting and I think very effective software program that allows business managers for wealthy individuals to sort of manage their money.  And one of the things they like to do is have good visibility into the bank accounts.  But they have – we think a tremendous amount of capacity to bring in a lot of deposit relationships with that.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

                              So to your quest – to one of the earlier questions on you know do we plan on being able to reposition the liability mix on our consolidated bases?  Absolutely.  And if you could see how we – if we can bring in you know large levels of stable deposits at very low costs, meaning you don’t – you may not necessarily have to open this many brick and mortar branches you know that can further enhance our efficiency ratio long-term will also enhancing our franchise value.

Operator:               OK, your next question comes from the line of Kevin Reynolds from Wunderlich Securities.  Your line is open.

Kevin Reynolds:   Thanks.  How are you doing, Greg?

Gregory Mitchell:  Good.

Kevin Reynolds:   Most of my questions have been answered.  I wanted to go back to what I think that Brett asked about the $5 million of earnings accretion in ’13.  Did I hear you correctly that that’s an annualized number so that if you were sort of go in quarter to quarter and this close in the middle of year, you would expect two and a half million?  Have earnings accretion to actually to show up in ’13?

Gregory Mitchell:  Yes, what I want – what I want to do on this because I don’t have those models with me is sort of dig in to that and provide you guys some supplemental information on the timing.  Because I know you guys are all asking those questions to try to enhance your 2013 models.  So I want to give you enough data to where you can sort of really see what’s coming in from synergies, what’s coming in from cost saves, and what’s coming in for the core earnings of Private Bank.

Kevin Reynolds:   OK, I got you.  The other question I had was you’ve been talking about earnings asset mix and deposit mix but – and I apologize if you addressed this already.  But inside this you know this is pretty meaningful and move – improvement to both of those.  And it looks like you got you know CRE loans pro forma about 22 percent, C&I about 15 percent, and sort of non-interest bearing deposits about 20 percent of pro forma funding.  Where do you take those?  I mean, what’s the number where you say, “OK, we have the balance sheet the way we need it.  The way we had envisioned it when we started this process you know a couple of years ago.”

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

Gregory Mitchell:  Well you know I’m always an optimist.  And I’d certainly love to take it to a place where we got sort of 60 percent pure transaction you know DDA consumer and business checking accounts.  I think where we’d continue to strive to take it is sort of ever higher levels of core deposit accounts that are not rate sensitive and can generate a level of few income on a go-forward basis.  Because, again, the broader goal is to try to ad real franchise value by having a very stable, very sticky net interest margin.  And then more sort of short-term, protect that earnings stream from volatility and rate environment.  So the higher I can take that level of non-interest bearing or not rate sensitive, a low rate of liabilities the better.  No magic numbers.  It’s just ever higher is the goal.

Kevin Reynolds:   OK, all right.  Thanks a lot and congratulations.

Gregory Mitchell:  Thank you.

Operator:               Your next question comes from the line of Brett Villaume from Fig Partners.  Your line is open.

Brett Villaume:     Thank you, Greg.

Gregory Mitchell:  Hey, Brett.

Brett Villaume:     Hey.  Greg, regarding the timing of the close of the deal, mid of 2013, is there anything about Private Bank that might help to accelerate regulatory approval?  Or is it just a function of more regulatory eyes looking at this like it was with the past transactions?

Gregory Mitchell:  Yes, it’s really – it’s really more regulatory eyes.  I mean, that’s – we were a little sheepish in having to come back to you guys repeatedly to talk about delays and the closing of Gateway Business Bank and Beach Business Bank.  And I think we’ve chatted with all of our regulators, all of them know where we’re going.  They certainly know what our growth rates are.  But – and we’re not aware of any issues that will prevent this from happening.  But because I’ve been burned a little bit I’d rather be a little bit of a sandbagger and hopefully we can get and surprise people.  But I don’t want to – I’d rather underperform and over deliver than be too optimistic even though I continue to have certainty in the regulatory environment.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

Brett Villaume:     OK.  When was the Private Bank’s last regulatory exam?

Gregory Mitchell:  Dave.

David Misch:        Last regulatory exam was in February of this year.

Brett Villaume:     Thank you, gentlemen.  All my other questions have been answered.

Gregory Mitchell:  Thank you, Brett.

Operator:               And your next question comes from the line of Bryce Rowe from Robert W. Baird.  Your line is open.

Gregory Mitchell:  Hey, good morning.

Bryce Rowe:         Hey, Greg, thanks.  A couple of questions.  One, you guys talked about the Co-CEO role with Mr. Sugarman.  And I’m just wondering kind of how that came about at the board level.  Obviously, there had been other examples of Co-CEOs, a CEO role is out there within the public market.  It’s hard to argue that that has actually worked in the past.  And so I just wanted to get your feels of why it will work this time.  And then also if you could just kind of quantify the cost of what that means bringing on another CEO.

Gregory Mitchell:  Yes, good question.  And I think I covered some of the merits from my perspective.  And I think some of the board’s merits earlier in the call.  What may be useful is to give sort of Steve a shot at further amplifying on that from his perspective and I think the board’s perspective.  So, Steve, if you’d indulge me on the first part and then I’ll try to jump in to the second part.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

Steve Sugarman:   Hey, Bryce.  Thanks for the question.  Look, I think that – I think that the biggest difference here is that Greg and I have been working together for several years.  And I think it has been working pretty good.  And this will be the fourth acquisition that we’re announcing that we worked together on.  And as the bank moves past $2 billion of assets and has the fruitful field of strategic initiatives that’s out there that we’re happy to have, I think that you put into context that what we’re – what we’re announcing today and what we’re doing today where we’re also bringing in a couple of other talented people at the holding company level like John Grosvenor and David Misch.  And what you’re saying is that we’re building the robust – the robust risk and operational systems at the robust risk and operational systems at the (hold co) for allowing Greg who’s been doing a great job.  You know just most recently this weekend converting and integrating Gateway Business Bank into our platform to be able to make sure that we don’t have any missteps in banking and that everyone can focus on what everyone – or what’s going to add value to the bank fast.

                              So I’m pretty excited about it.  I don’t view you know they’re being a big change here.  I’ve been heading some of the strategic initiatives from the board of directors level and I’m working very well with Greg for quite some time.  As far as the back half of the year question you know I think that we’ll have some 8Ks and everything coming out.  But you know I’ll be in a more full role and I think that we’ll have probably three or four people up at the holding company that given the scale of this transaction, the – we’ll still have pretty positive economics from the combined entity.

Gregory Mitchell:  So I think – and we’re still working through at some of the accomplishes in response to the second part of your question which goes to Steve’s point on sort of 8K’s coming out later.  I think that while you know he will have a compensation as an officer of the holding company and as an officer he’s not able to take board fees from his involvement on you know Beach and PacTrust and so forth.  So we’ll see some savings, productions and director’s fees and then a hired level of total sort of compensation.  But I’m expecting that we’ll be able to leverage his time and talents to generate you know returns that are certainly far exceed you know his salary.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

                              And certainly with John Grosvenor’s expertise on the legal side, if you look at our legal deals you know we spent a fair amount of money as we worked on transactions over the last couple of years.  And my expectation is that John is going sort of more than earn his salary and reduce legal expenses.  And quite frankly, liberate me from a lot of the – not a lot but some of the work on the regulatory interactions as we continue to work on you know these transactions and others that will likely come before us.

                              So I think we’re going to – we’re certainly spending money.  Everyone has made clear that you know the level of spending at PacTrust has been very high.  But I think you’ll be seeing in the third quarter and on the fourth quarter the benefits of that as we’re now sort of realizing other revenue streams coming off of the Gateway Business Bank which we couldn’t be happier with and Beach Business Bank.

                              Does that – is that responses – so clearly you know broad picture, it is unusual to have a Co-CEO role but Steve’s point you know we’ve been sharing a lot of these responsibilities for the last couple of years and this sort of formalizes it.

Bryce Rowe:         OK.  And, Greg, one more – one more follow question.  And you mentioned these are your possible future transactions and it’s part of, obviously, it’s part of the strategic vision there at First Pac.  How do you think about – I mean, now that you – that you’ll be at $2 billion plus from a consolidated company perspective?  You have kind of worked through – you said most of the tangible common equity that First Pac as a – on a consolidated basis has and has raise and what the stock you know somewhat depressed here around $12.  You know how do you think about being able to complete more transactions without it being critical as it is from an earnings perspective especially relative to what the kind of the original goals or – and then what the original kind of outset – on the outset, what the – what the goal process was to deliver to shareholders?

Gregory Mitchell:  Yes.  I think – I think a couple of surprises from the original thesis and there’s a lot of reasons for this but I think that – I think everyone is disappointed on how the stock has behaved.  You know, quite frankly, thought it would be at least equal to peers like everyone on this call agrees that it’s – that it’s undervalued.  I think that as we continue to look at other strategic initiatives and some of the stuff that we are looking at is you know very accretive to earnings and you know short-term accretive to tangible book value.  And I think as we look at other potential capital raises, I think we probably get executions that are – that are pretty attractive.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

                              It certainly changed from what we envisioned two years ago but it’s – the market has been a little bit different.  And I’ve – or I think anyone thought it would be.  And I think – you know one of the questions that people have asked me privately is you know why did this go into Beach Business Bank as oppose to sort of PacTrust or operate as a division of PacTrust.  I think some guidance that we’ve provided in previous periods is you know would like to be in a position particularly since we have strong leadership that Beach Business Bank with Bob’s depths in having senior roles at larger institutions to be in a position that conceivably do sort of two acquisitions out of the subsidiary banks.  And certainly recently completing the Gateway with a lot of success you know leaves PacTrust in the position where it too maybe able to acquire or integrate something that would be interesting for the shareholders.

                              So you know we’ve got leverage capacity from a management perspective, we’ve got leverage capacity today from the capital perspective.  And I think those things will put us in a better position to be able to successfully raise capital.  A long answer to your question but hopefully that responds it, Bryce.

Bryce Rowe:         Yes, that is.  I appreciate it.

Operator:               OK, your next question comes from the line of John Fox from Weaver Capital Management.  Your line is open.

Gregory Mitchell:  Good morning, John.

John Fox:              Hello, good morning.  I’m still a little confused on the consideration in the transaction.  And if you were to look at it from the perspective of a Private Bank shareholder on a per share basis, I think it’s my understanding that half cash, half stock so presumably I could make an election for roughly $13 in cash.  And then on the other side, if I would elect stock, is the exchange ratio fixed now or is it going to be based off of a price of $13 (and then) slowed up or down as First PacTrust stock goes up or down?

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

Gregory Mitchell:  Marito, you covered this question earlier, you want to lay that out?

Marito Domingo:  Yes.  The consideration is $13.  It is half stock, half cash.  However, there is a (cap) on the tangible book value that we are paying as part of the consideration.  So – and the cap on the tangible book value is 1.3 times tangible value of Private Bank.  So the cash component could come down as a result of that but we don’t expect that at this point.

                              The conversion rate, 12 bucks, is set today so that’s not going to change.  So the only thing that could change potentially is the cash portion but that’s only if something adverse occurs in terms of the tangible book value of Private Bank.

                              Hopefully that answers your questions.

John Fox:              Yes, I think it helps a lot.  And the shareholder then – and I guess maybe I was incorrect in stating there was going to be an election.  The shareholder actually receives some stock and some cash for each share of Private Bank.

Marito Domingo:  That is correct.  That is correct.

John Fox:              I see.  OK.  And will you be filing the merger agreement sometime soon?

Marito Domingo:  We will file – I can’t tell you the timing but usually we’ll also do a registration statement associated with all these but usually at a later date.  We’ll walk with the lawyers to figure out how we’ve disseminate more information to you guys.

John Fox:              OK, thank you very much.

Gregory Mitchell:  Although the (mergers), remember, will be filed under form 8K.

John Fox:              OK.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

Marito Domingo:  So you should have it.

John Fox:              Thank you.

Male:                     Thank.

Operator:               OK, you last question comes from the line of Jacquelynne Chimera from KBW.  Your line is open.

Jacquelynne Chimera: Hi…

Gregory Mitchell:  Hi, Jacquelynne (inaudible).

Jacquelynne Chimera: …everyone.  Hi.

Gregory Mitchell:  I saw your note this morning, thank you.

Jacquelynne Chimera: Oh, you’re welcome.  Most of my questions have been answered.  Everybody has been pretty thorough.  I just have a few blast little follow ups.  I wonder if you could touch on with the treatment of the preferred is going to be with the transaction but not the…

Gregory Mitchell:  Right.

Jacquelynne Chimera: …preferred that you have but…

Gregory Mitchell:  The SPLF.  The SPLF.

Jacquelynne Chimera: Yes.

Gregory Mitchell:  Yes.  But the SPLF program, I think, it will – it will come in to PacTrust over the remaining term.  We have the capacity to repay that to treasury at any time.  However, given the Private Banks’ success in long growth – yes, Private Bank currently has a rate of 1 percent on that SPLF.  So I think that will come over.

Jacquelynne Chimera: OK.  So that sounds like that would be something you would entertain keeping on the balance sheet.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

Gregory Mitchell:  Right.  I think…

Jacquelynne Chimera: OK.

Gregory Mitchell:  I think you’d like it if we had 1 percent capital.

Jacquelynne Chimera: Yes, yes.  And then somebody – I think it may have been Joe that had briefly touched on goodwill.  And you had mentioned that the higher CDI could do a lower goodwill.  Is there a…

Gregory Mitchell:  Right.

Jacquelynne Chimera: …possibility we could see a BPO out of the deal?

Gregory Mitchell:  No, I don’t think so.  Given you know that it’s a – I mean, if something extraordinary happens to the capital position of the Private Bank of California between now and closing which I wouldn’t anticipate, you could get to BPO but that’s not likely and I wouldn’t want to suggest in any language that that’s probable.  The level…

Jacquelynne Chimera: OK.

Gregory Mitchell:  …of goodwill create – the level of goodwill created, though, in this transaction is pretty low.  That’s one of the reasons why we’re – why we’re pretty confident in saying that the period to recapture that delusion and tangible book value is pretty short.

Jacquelynne Chimera: OK, great.  That’s all I had, thank you.

Operator:               Again, if you would like to ask a question, press star number one on your telephone keypad.

                              OK, there are no further questions at this time.  We’ll turn the call back over to the presenters.

Gregory Mitchell:  Well, thank you very much, operator.  And thank all of you for your attention to the changes in the structure of First PacTrust Bancorp and the addition of some of our new team members with Seabold, Sugarman, and John Grosvenor joining the team in a more formal fashion.  Really you have pleased with what we’re going there and certainly very, very delighted to bring on the Private Bank of California family.  I think that as we disclosed results later for the third quarter, I think, you guys will be pleased with how we’re integrating Gateway Business Bank.  As noted earlier in this call, we completed that closing and conversion this last weekend and we’re very delighted on how that’s gone.  And certainly very delighted with what we expect to see the end results of that transaction.

FIRST PACTRUST BANCORP, INC.

Moderator: Gregory Mitchell

08-22-12/11:30 a.m. PT

Confirmation # 23596145

                              So if that’s an indicator of things that we can see with the Private Bank and I think Private Bank will do you know quite well for us.  And I’m very, very excited about the prospects of the First PacTrust Bancorp.

                              Again, thank you very much for your interest, your time and attention.  As always, feel free to reach out to Marito and myself or other members of the First PacTrust Bancorp team with any questions.  You know we pride ourselves in transparencies so you know we’re here for you.

                              With that, I’ll end the call.  And again, my thanks.  Good day to all.

Operator:               And this concludes today’s conference call.  You may now disconnect.

END